Pricing Supplement No. 26 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

[RBC LOGO]      US$253,000
                Royal Bank of Canada
                Cash-Out Reverse Convertible Notes due January 31, 2007
                Linked to the PHLX Oil Service Sectorsm Index

Issuer:                       Royal Bank of Canada ("Royal Bank")

Program:                      Senior Global Medium-Term Notes, Series B

Issue Date:                   July 31, 2006

Maturity Date and Term:       January 31, 2007 (resulting in a term to maturity
                              of 6 months)

Coupon:                       11.00% per annum payable quarterly in arrears

Coupon Payment Dates:         October 31, 2006 and January 31, 2007

Underlying Index:             The payment at maturity on the Notes is linked to
                              the performance of the PHLX Oil Service Sector(sm)
                              Index (the "OSX" or the "Index").  The Index
                              (index symbol "OSX") is calculated and published by Philadelphia Stock Exchange, Inc. (the "Index
                              Sponsor").

Denomination:                 US$5,000 and integral multiples of $1,000 in
                              excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Downside Limit Level:         80% of the initial index level. Based on an
                              initial index level of 203.73, the downside limit level is 162.98.

Payment at Maturity:          If the final index level is greater than the
                              initial index level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

                              If the final index level is less than the initial index level, and during the term of the Notes (including the final valuation date) has never fallen below the downside limit level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

                              Otherwise, at maturity, you will receive a cash payment equal to the greater of:

                                 (1) principal amount + (principal amount x
                                     percentage change), and

                                 (2) principal amount x 1%.

                              You could lose some or a substantial amount of your principal amount invested if there has been a decline in the Index at maturity.

Percentage Change:            The percentage change is equal to the following
                              (expressed as a percentage):

                                     Final Index Level - Initial Index Level
                                     ---------------------------------------
                                               Initial Index Level

Initial Index Level:          203.73, the closing level of the Index on July 26,
                              2006 (the "initial valuation date").

Final Index Level:            The closing level of the Index on January 26, 2007
                              (the "final valuation date").

Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We
                              May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:                 78008EBQ9

Listing: The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:            JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                                           Proceeds to
                                                Price to Public            Agent's Commission               Royal Bank
                                                ---------------            ------------------               ----------
Per Note................................            100.00%                        1%                          99%
Total...................................            $253,000                     $2,530                      $250,470


                         RBC Capital Markets Corporation

                     Pricing Supplement dated July 26, 2006

                                TABLE OF CONTENTS

Pricing Supplement
Summary....................................................................................................     P-1
Risk Factors...............................................................................................     P-4
The Index..................................................................................................     P-8
Specific Terms of the Notes................................................................................    P-10
Use of Proceeds and Hedging................................................................................    P-15
Supplemental Tax Considerations............................................................................    P-16
Supplemental Plan of Distribution..........................................................................    P-19
Documents Filed as Part of the Registration Statement......................................................    P-19

Prospectus Supplement
About This Prospectus Supplement...........................................................................     S-1
Risk Factors...............................................................................................     S-1
Use of Proceeds............................................................................................     S-4
Description of the Notes We May Offer......................................................................     S-5
Certain Income Tax Consequences............................................................................    S-22
Supplemental Plan of Distribution..........................................................................    S-34
Documents Filed as Part of the Registration Statement......................................................    S-39

Prospectus
Documents Incorporated by Reference........................................................................       1
Where You Can Find More Information........................................................................       2
About This Prospectus......................................................................................       3
Caution Regarding Forward-Looking Information..............................................................       4
Royal Bank of Canada.......................................................................................       4
Risk Factors...............................................................................................       5
Use of Proceeds............................................................................................       5
Consolidated Ratios of Earnings to Fixed Charges...........................................................       5
Capitalization and Indebtedness............................................................................       6
Description of Securities We May Offer.....................................................................       6
The Trustee................................................................................................      22
Tax Consequences...........................................................................................      22
Plan of Distribution.......................................................................................      22
Benefits Plan Investor Considerations......................................................................      24
Validity of Securities.....................................................................................      25
Experts....................................................................................................      25
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others..............................      25
Documents Filed as Part of the Registration Statement......................................................      26

                                     SUMMARY

     The Notes (the "Notes") are medium-term notes issued by Royal Bank offering a fixed coupon and return of principal at maturity linked to the performance of the PHLX Oil Service Sectorsm Index (the "Index"). If the Index (i) appreciates or (ii) depreciates, but during the term never falls below the downside limit level, you will receive the principal amount invested ("principal amount") on the Notes at maturity. If the Index depreciates and during the term falls below the downside limit level, you may lose up to 99% of your principal amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

     o Interest Payments--The Notes pay a coupon of 11.00% per annum, payable quarterly in arrears.

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o Principal at Risk--You may lose up to 99% of your principal amount invested at maturity, if the Index depreciates and during the term falls below the downside limit level of 80% of the initial index level. The Index is comprised of stocks directly associated with the oil and gas related services and equipment industry, the prices of which may change unpredictably, affecting the Index level and the value of your Notes in unforeseeable ways.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

     o    You seek current income from this investment.

     o You believe the level of the Index will increase during the term of the Notes.

     o You are willing to accept the risk of fluctuations in the level of the Index.

The Notes may not be a suitable investment for you if:

     o    You are unwilling to risk any loss of principal.

     o You believe the level of the Index will decrease during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

     o You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The U.S. federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and Royal Bank will agree, in the absence of an administrative determination or a judicial ruling to the contrary, to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and payments for a put option. Under this characterization of the Notes, you should be required to treat a portion of the payments on the Note as an interest payment, and the remainder of the payments as amounts paid to you in respect of the put option. It is reasonable to treat the Notes as described above, but it would also be reasonable to treat the Notes as a single debt instrument subject to the special tax rules governing contingent debt instruments. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-25.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-27.

What Will the Notes Pay at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: What is the final index level and is it less than or greater than the initial index level?

The "initial index level" is the closing level of the Index on the initial valuation date and the "final index level" is the closing level of the Index on the final valuation date.

Step 2:  Calculate the percentage change.

The percentage change is equal to the following (expressed as a percentage):

                                 Final Index Level - Initial Index Level
          Percentage Change =    ---------------------------------------
                                           Initial Index Level

Step 3:  Calculate the payment at maturity.

If the final index level is greater than the initial index level, then you will receive a cash payment equal to the principal amount invested.

If the final index level is less than the initial index level, and during the term of the Notes (including on the final valuation date) has never fallen below the downside limit level, then you will receive a cash payment equal to the principal amount invested.

If the final index level is less than the initial index level, and during the term of Notes (including on the final valuation date) has fallen below the downside limit level, then you will receive a cash payment equal to the greater of:

     (1)  principal amount + (principal amount x percentage change), and

     (2)  principal amount x 1%.

      You may lose up to 99% of your principal amount invested at maturity.

Example 1--     The principal amount is $5,000. On the final valuation date there is an 18% decline from the initial index level of 204, however, the index level did not fall below the downside limit level of 163.20 during the term of the Notes.

                Total Interest Payment      $5,000 x 5.5% = $275

                Percentage Change           -18%

                Payment at Maturity         Because the index level did not fall
                                            below the downside limit level
                                            during the term of the Note, the
                                            payment on maturity would be equal
                                            to the principal amount of $5,000.

                $275 in total interest payment and $5,000 in principal amount returned at maturity, resulting in a 5.5% return on the Note.

Example 2--     The principal amount is $5,000.  On the final valuation date there is a 15% increase from the initial index level of 204.

                Total Interest Payment      $5,000 x 5.5% = $275

                Percentage Change           15%

                Payment at Maturity         The payment at maturity would be
                                            equal to the principal amount of
                                            $5,000.

                $275 in total interest payment and $5,000 in principal amount returned at maturity, resulting in a 5.5% return on the Note.

Example 3--     The principal amount is $5,000. On the final valuation date there is a 5% decrease from the initial index level of 204 and the index level fell below the downside limit level of 163.20 during the term of the Notes.

                Total Interest Payment      $5,000 x 5.5% = $275

                Percentage Change           -5%

                Payment at Maturity         The payment at maturity would be
                                            equal to the greater of:

                                            (1)  principal amount + (principal
                                                 amount x percentage change) =
                                                 $5,000 + ($5,000 x -5%) =
                                                 $4,750, and

                                            (2)  principal amount x 1% =
                                                 $5,000 x 1% = $50

                $275 in total interest payment and $4,750 in principal amount returned at maturity, resulting in a 0.50% return on the Note.

Example 4--     The principal amount is $5,000. On the final valuation date there is a 100% decrease from the initial index level of 204 and the index level fell below the downside limit level of 163.20 during the term of the Notes.

                Total Interest Payment      $5,000 x 5.5% = $275

                Percentage Change           -100%

                Payment at Maturity         The payment at maturity would be
                                            equal to the greater of:

                                            (3)  principal amount + (principal
                                                 amount x percentage change) =
                                                 $5,000 + ($5,000 x -100%) = $0,
                                                 and

                                            (4)  principal amount x 1% =
                                                 $5,000 x 1% = $50

                $275 in total interest payment and $50 in principal amount returned at maturity, resulting in a -93.50% return on the Note.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Index. Investing in the Notes is not equivalent to investing directly in the stocks comprising the Index or the Index itself. See "The Index" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

Although the Notes Pay a Coupon, your Return of Principal Amount Invested Is at Risk.

     You may lose up to 99% of your principal amount invested at maturity, if the Index depreciates and during the term falls below the downside limit level of 80% of the initial index level. Even when taking the interest payments into consideration, you may lose up to 93.5% of the amount you invested in the Notes.

Owning the Notes Is Not the Same As Owning the Stocks Comprising the Index.

      The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in the Index (the "Index Constituent Stocks") for a similar period. Even if the level of the Index increases above the initial index level during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of the Index to increase while the market value of the Notes declines.

The Index Constituent Stocks Are Concentrated in One Industry

     All of the Index Constituent Stocks are issued by companies in the oil and gas related services and equipment industry. As a result, an investment in the Notes will be concentrated in one industry.

You Will Not Receive Dividend Payments on the Index Constituent Stocks or Have Shareholder Rights in the Index Constituent Stock.

     You will not receive any dividend payments or other distributions on the Index Constituent Stocks. As a holder of the Notes, you will not have voting rights or any other rights that holders of the Index Constituent Stocks may have.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes, although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Many Factors Affect the Market Value of the Notes.

     The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. For example, a change in the volatility of the Index may offset some or all of any increase in the market value of the Notes attributable to another factor, such as an increase in the level of the Index. In addition, a change in interest rates may offset other factors that would otherwise change the level of the Index and, therefore, may change the market value of the Notes. We expect that the market value of the Notes will depend in part on the amount, if any, by which the Index level exceeds or does not exceed the initial index level during the life of the Notes, and also on whether the Index level declines below the downside limit level at any time. If you choose to sell your Notes when the level of the Index exceeds the initial index level, you may receive substantially less than the amount that would be payable at maturity based on this level because of the expectation that the level of the Index will continue to fluctuate until the final index level is determined. We believe that other factors that may influence the value of the Notes include:

     o the level of the index, which is based on the prices of the stocks included in the Index;

     o the volatility (the frequency and magnitude of changes in level) of the Index and in particular market expectations regarding the volatility of the Index;

     o    interest rates in general;

     o our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market;

     o    suspension or disruptions of market trading in the equity markets;

     o    the time remaining to maturity; and

     o geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions that may affect the prices of oil and gas.

Royal Bank and its Affiliates Have No Affiliation with the Index Sponsor and Are Not Responsible for its Public Disclosure of Information.

     We and our affiliates are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed below under "Index--License Agreement") and have no ability to control or predict any of its actions, including any errors in or discontinuation of disclosure regarding any of their methods or policies relating to the calculation of the level of the Index. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Notes or the maturity payment amount. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes -- Market Disruption Event" and "-- Discontinuation of the Index; Adjustments to the Index". The Index Sponsor is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an investor in Notes in taking any actions that might affect the value of your Notes.

     We have derived the information about the Index Sponsor and the Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index Sponsor or the Index contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Index Sponsor and the Index.

Historical Performance of the Index Should Not Be Taken as an Indication of the Future Levels of the Index During the Term of the Notes.

     The trading prices of the Index Constituent Stocks will determine the level of the Index at any given time. Such stock prices have performed differently in the past and are expected to perform differently in the future. As a result, it is impossible to predict whether the level of the Index will rise or fall. It is generally expected that the prices of the Index Constituent Stocks and hence the level of the Index will be significantly affected by the trading prices of oil and gas in world markets. Trading prices of oil and gas and the markets in which oil and gas are traded will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Index Constituent Stocks, or in Options or Other Derivative Products Based on the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Index Constituent Stocks or derivative instruments linked to the Index Constituent Stocks, or options or other derivative instruments with returns linked or related to changes in the performance of the Index, and we may adjust these hedges by, among other things, purchasing or selling such stocks or options or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Index and the level of the and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Index Constituent Stocks, the exchange-traded options contracts on the Index, and other investments relating to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of individual Index Constituent Stocks and the level of the Index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, we and our affiliates expect to engage in trading activities related to the Index Constituent Stocks and the exchange-traded options contracts on the Index, that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, we and our affiliates have published and in the future expect to publish research reports with respect to the Index and the oil and gas markets generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us and our affiliates may affect the market price of oil and gas, the exchange-traded options contracts on the Index and the level of the Index and, therefore, the market value of the Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     Significant aspects of the tax treatment of the Notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary--What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

The Calculation Agent May Postpone the Determination of the Final Index Level and, Therefore, the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

     The final valuation date and, therefore, the determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date with respect to the Index. If a postponement occurs, the calculation agent will use the closing level of the Index on the next succeeding business day on which no market disruption event occurs or is continuing as the final index level. As a result, the maturity date for the Notes would be postponed. You will not be entitled to compensation from us or the calculation agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment or any change in the level of the Index after the final valuation date. See "Specific Terms of the Notes -- Market Disruption Event" in this pricing supplement.

Royal Bank Has a Non-Exclusive Right to Use the Index

     We have been granted a non-exclusive right to use the Index and related service marks and trademarks in connection with the Notes. If we breach our obligations under the license, the Index Sponsor will have the right to terminate the license. If Index Sponsor chooses to terminate the license agreement, we still have the right to use the Index and related service marks and trademarks in connection with the Notes until their maturity, provided that we cure our breach within thirty days of the termination of the license. If we fail to cure this breach, it may become difficult for us to determine the redemption amount of the Notes. The calculation agent in this case will determine the final index level or the fair market value of the Notes--and thus the amount payable at maturity--in a manner it considers appropriate in its reasonable discretion.

                                    THE INDEX

     The following is a description of the PHLX Oil Service SectorSM Index (the "Index"), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, the Philadelphia Stock Exchange, Inc. ("PHLX"). We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index and PHLX. PHLX is not involved in the offer of the Notes in any way and has no obligation to consider your interests as a holder of the Notes. PHLX has no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in its sole discretion

Overview

The Index is designed to measure the performance of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services (the "Index Constituent Stocks "). The Index (index symbol "OSX ") is published by the PHLX and was set to 75 on December 31, 1996. Options commenced trading on the Index on February 24, 1997. The following is a list of companies included in the Index and their trading symbols: Baker Hughes Incorporation (BHI), BJ Services Company (BJS), Cooper Cameron Corporation (CAM), Global Industries, Ltd. (GLBL), GlobalSantaFe Corporation
(GSF), Halliburton Company (HAL), Nabors Industries, Inc. (NBR), National Oilwell Varco, Inc. (NOV), Noble Corporation (NE), Rowan Companies, Inc. (RDC), Schlumberger Limited (SLB), Smith International, Inc. (SII), Tidewater, Inc.
(TDW), Transocean Inc. (RIG) and Weatherford International, Inc. (WFT).

The Index is price-weighted (i.e., the weight of an Index Constituent Stock is based on its price per share, without any regard to the capitalization of the issuer) rather than market capitalization-weighted. Therefore, the component stock weightings are affected only by changes in the stocks' prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. Typically, the higher priced and more volatile constituent stocks will exert a greater influence over the movement of a price-weighted index. The value of the Index is the sum of the primary exchange prices of each of the 15 common stocks included in the Index, divided by a base market divisor. The base market divisor is changed in accordance with a mathematical formula to adjust for stock dividends, splits, spin-offs and other corporate actions such as rights offerings and special or unusually large dividends. The current base market divisor of the Index is published by the PHLX and has been 5.1431636 since August 15, 2005.

Neither Royal Bank nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index. While PHLX currently employs the above methodology to calculate the Index, no assurance can be given that PHLX will not modify or change this methodology in a manner that may affect the amount payable at maturity to beneficial owners of the Notes. PHLX does not guarantee the accuracy or the completeness of the Index or any data included in the Index. PHLX assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the Index. PHLX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable at maturity. The following chart provides the ticker symbol, the weighting percentage and the primary trading exchange for each of the Index Constituent Stocks as of July 10, 2006:

                            Index Constituent Stocks
                      of the PHLX Oil Service Sector Index
                      ------------------------------------
       Company                    Ticker      Weight %      Exchange
       -------                    ------      --------      --------
       Baker Hughes                 BHI         10.783        NYSE
       BJ Services                  BJS          4.639        NYSE
       Cameron International        CAM          6.598        NYSE
       Global Industries            GLBL         2.119        NASDA
       GlobalSanteFe                GSF          7.147        NYSE
       Halliburton                  HAL          4.283        NYSE
       Nabors Industries            NBR          4.504        NYSE
       National Oilwell Varco       NOV          8.710        NYSE
       Noble                        NE           9.505        NYSE
       Rowan Cos Inc.               RDC          4.501        NYSE
       Schlumberger                 SLB          8.841        NYSE
       Smith International          SII          5.802        NYSE
       Tidewater Inc.               TDW          6.20         NYSE
       Transocean Inc.              RIG         10.220        NYSE
       Weatherford International    WFT          6.146        NYSE


Historical Closing Levels of the PHLX Oil Service SectorSM Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. Royal Bank cannot make any assurance that the future performance of the Index or the Index Constituent Stocks will result in holders of the Notes receiving a positive return on their investment. The closing level of the Index on July 26, 2006 was 203.73.

The graph below sets forth the historical performance of the Index from February 20, 1997 through July 26, 2006.

                         Oil Service Sector Index (OSX)
                                Feb-97 to Feb-06
                                [GRAPH OMITTED]


PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement
PHLX and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the Index, in connection with securities, including the Notes. The Index is owned and published by PHLX.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series B" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, N.A., as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below. References to "Index" mean the Goldman Sachs Natural Gas Excess Return Index.

Coupon

     Interest on the Notes will accrue at a rate equal to 11% per annum from and including July 31, 2006 and will be payable quarterly in arrears on October 31, 2006 and January 31, 2007.

Minimum Investment

     The minimum investment in the Notes will be US$5,000.

Denomination

     We will offer the Notes in denominations of $1,000 (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Downside Limit Level

     You will receive the full amount of you principal amount invested so long as the index level does not fall below 80% of the initial index level (the "downside limit level") at any time during the term of the Notes. If the index level falls below the downside limit level, you may lose up to 99% of your principal amount invested.

Payment at Maturity

If the final index level is greater than the initial index level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

If the final index level is less than the initial index level, and during the term of the Notes (including on the final valuation date) has never fallen below the downside limit level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

Otherwise (i.e., if the final index level is less than the initial index level and during the term of the Notes has fallen below the downside limit level), you will receive a cash payment equal to the greater of:

     (1)  principal amount + (principal amount x percentage change), and

     (2)  principal amount x 1%.

     The "percentage change" will be calculated as follows:

                                Final Index Level - Initial Index Level
         Percentage Change =    ---------------------------------------
                                          Initial Index Level

where, the "initial index level" is the closing level of the Index on the initial valuation date and the "final index level" is the closing level of the Index on the final valuation date.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "--Market Disruption Event" below.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Market Disruption Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the final index level on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after the final valuation date on which no market disruption event occurs or is continuing as the final index level. In no event, however, will the determination of the final index level be postponed by more than ten business days.

     If the determination of the final index level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event and determine the final index level.

     Any of the following will be a market disruption event:

     o a suspension, absence or material limitation of trading in a material number of Index Constituent Stocks for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

     o a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or a material number of Index Constituent Stocks in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

     o the Index is not published, as determined by the calculation agent in its sole discretion; or

     o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging".

     The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Stock.

     For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to the Index or the Index Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuation of the Index; Adjustments to the Index

     If the Index Sponsor discontinues publication of the Index and it or any other person or entity publishes a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the percentage change, initial index level, final index level and the amount payable at maturity by reference to such successor index.

     If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to futures contracts on the Index Commodity or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

     If the calculation agent determines that the Index or the method of calculating the Index has been changed at any time in any respect--including any addition, deletion or substitution of an Index Constituent Stock and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting the Index Constituent Stocks or is due to any other reason--that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the percentage change, initial index level, final index level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the final index level and/or percentage change used to determine the principal amount payable on the maturity date is equitable.

     All determinations and adjustments to be made by the calculation agent with respect to the percentage change, initial index level, final index level, the amount payable at maturity or otherwise relating to the closing level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the percentage change and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter options or futures on the Index or Index Constituent Stocks or listed and/or over-the-counter options, futures or exchange-traded funds on the Index or Index Constituent Stocks prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o acquire or dispose of long or short positions in the Index Constituent Stocks or in listed or over-the-counter options or other instruments based on the level of the Index or the Index Constituent Stocks;

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities; or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of the Index Constituent Stocks, listed or over-the-counter options or other derivative instruments on the Index or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the oil and gas markets.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

     The treatment of the Notes for United States federal income tax purposes is uncertain. It would be reasonable to treat a Note as an investment unit consisting of (i) a non-contingent debt instrument (that is not treated as a short-term obligation) subject to the rules governing debt instruments (as described under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement) issued by us to you (the "Debt Portion") and (ii) a put option on the underlying Index written by you and purchased by us (the "Put Option"). The terms of the Notes require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.

     No statutory, judicial or administrative authority directly discusses how the Notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the Notes are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Treatment as an Investment Unit

     If the Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of the Note would be treated as having been issued for the principal amount you paid for the Note (if you are an initial purchaser) and that interest payments on the Note would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes. Amounts treated as payment for the Put Option would be deferred and would be included in income by you upon the maturity or sale of the Note. The terms of the Note require you and us to treat 97.35% of the stated interest payments on the Note as payment of interest on the Debt Portion and the remaining 2.65% of the stated interest payments on the Note as payment for the Put Option.

     A cash payment of the full principal amount of the Note upon the maturity of the Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Note) and (ii) the lapse of the Put Option, which would likely result in your recognition of capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph.

     A payment at maturity for less than the full principal amount of the Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (resulting in neither gain nor loss for an initial purchaser) and
(ii) the exercise by us of the Put Option for an amount equal to the principal amount of the Note, which would result in your recognition of capital gain or loss in an amount equal to the difference between the principal amount of the note and the sum of the amount that the holder receives at maturity plus the amount of the option payment previously received by the holder that was deferred as described above.

     Upon the sale of the Note, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between
(i) the amount apportioned to the Debt Portion and (ii) your adjusted United States federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Note if you are an initial purchaser of your Note). Such gain or loss would be short-term capital gain or loss if your holding period is one year or less. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as capital gain. If the value of the Debt Portion on the date of the sale of your Note is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

     If you are a secondary purchaser of the Note, you would be required to allocate your purchase price for the Note between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of the Note, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus supplement under "Certain Income Tax Consequence--Certain United States Federal Income Tax Consequences--Market Discount" and "Certain Income Tax Consequence--Certain United States Federal Income Tax Consequences--Notes Purchased at a Premium" with respect to the Debt Portion. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Note that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for your Note, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the fourth preceding paragraph) in an amount equal to such excess.

Alternative Characterization

     In light of the uncertainty as to the United States federal income tax treatment, it is possible that a Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes (the "comparable yield"). You would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in your Notes would be equal to the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to your Notes and decreased by the amount of any interest payment previously made with respect to your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

     If the Notes are treated as a contingent debt instrument and you purchase your Notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 1%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 1% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the Shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
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                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca




                                    EXHIBIT A

                                Auditors' Consent

     We refer to the Pricing Supplement No. 26 of Royal Bank of Canada (the "Bank") dated July 26, 2006 relating to the offering of US$253,000 Senior Global Medium-Term Notes, Series B, Cash-Out Reverse Convertible Notes Due January 31, 2007 Linked To The PHLX Oil Service Sectorsm Index, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
July 26, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.




                                   US$253,000

                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B

             Cash-Out Reverse Convertible Notes due January 31, 2007
                  Linked to the PHLX Oil Service SectorSM Index


                                  July 26, 2006